Exhibit 99.1

ARCHER announces second quarter 2011 earnings release date and conference call information
17|08|2011
Hamilton, Bermuda (August 17, 2011)

Archer’s second quarter 2011 results are scheduled to be released on Wednesday August 24, 2011 before the start of trading on the Oslo Stock Exchange.

In connection with the earnings release, a conference call/webcast will be held at 3PM BST (4PM CEST) on Wednesday 24, 2011 by Jorgen Peter Rasmussen, President and Chief Executive Officer, Thorleif Egeli, Chief Operating Officer and EVP, Christoph Bausch, Chief Financial Officer and EVP, and Lars Bethuelsen, Senior Vice President M&A and IR.

To listen to the presentation, the following options are available:

A. Webcast

In order to listen to the presentation on the web, you need to have installed a sound card on your computer.

A link to the webcast registration can be found at www.archerwell.com.

B. Conference call

To access the call, which is open to the public, please contact the conference call operator at the participant telephone numbers listed below. Please call in 20 minutes prior to the scheduled start time, and ask for the “Archer Second Quarter 2011 Results Conference Call.”

Participant Telephone Numbers:

+44 (0)20 3364 5381	UK Local
0800 279 4841	UK Toll Free

+1 646 254 3366	USA Local
1877 249 9037	USA Toll Free

+47 2350 0486	Norway Local
800 56054	Norway Toll Free

Confirmation Code:	3408673

The operator will ask for your name, company and the confirmation code.

Following the presentation there will be a Q&A session. Information on “how to ask questions” will be given at the beginning of the Q&A session.

Playback Option:

If you are unable to participate in the conference call on the day, there is an opportunity to listen to a replay on www.archerwell.com/webcast or to listen to a playback by dialing:

+47 2100 0498	Norway
+44 (0)20 7111 1244	UK
+1 347 366 9565	US

followed by replay access number: 3408673#

Participant list information required: Full name & company

This information is subject of the disclosure requirements acc. To §5-12 vphl (Norwegian Securities Trading Act)